

CATLIN

RECEIVED

2004 SEP 27 A 11: 59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com



04045068

SUPPL

17th September 2004

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

1. REG-Catlin Group Limited Interim Results - Part 1   14/09/2004

2. REG-Catlin Group Limited Level-1 ADR   14/09/2004

3. REG-Catlin Group Limited Interim Results - Part 3   14/09/2004

4. REG-Catlin Group Limited Interim Results - Part 2   14/09/2004

5. REG-Catlin Group Limited Holding(s) in Company   01/09/2004

Yours faithfully,

Krupali Patel

PROCESSED

SEP 2 8 2004

THOMSON
FINANCIAL

REG-Catlin Group Limited Interim Results - Part 1
Released: 14/09/2004

RNS Number:9195C
Catlin Group Limited
14 September 2004

14 September 2004

                  CATLIN GROUP LIMITED ANNOUNCES INTERIM RESULTS
                      FOR THE SIX MONTHS ENDED 30 JUNE 2004

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the
international property and casualty insurer and reinsurer, announces record
interim premium income and net income amid continuing positive market
conditions.

Financial highlights:

    - Net income increased to US$95.8 million (30 June 2003: US$50.7 million)
    - Annualised weighted return on average equity amounted to 23.3% (30 June
      2003: 19.0%)
    - Gross premiums written rose to US$935.3 million (30 June 2003: US$747.0
      million)
    - Net premiums earned increased to US$548.2 million (30 June 2003:
      US$356.3 million)
    - Combined ratio improved to 81.8% (30 June 2003: 87.8%)
    - Pro forma net income per share of 62 cents (30 June 2003: 41 cents)
    - Interim dividend of 7.8 cents (4.3 pence) per share
    - Net asset value of US$5.93 (£3.28) per share as at 30 June 2004

	For the six months ended 30 June (US$000 except where indicated)		
	2004	2003	% change
Gross premiums written	935,300	747,004	25%
Net premiums written	795,342	657,462	21%
Net premiums earned	548,230	356,305	54%
Total revenues	565,220	376,020	50%
Income before income taxes	112,627	59,605	89%
Net income	95,846	50,726	89%
Pro forma net income per share (cents)	62	41	51%
Dividends per share (pence)	4.3	--	--
Unearned premiums	914,015	710,048	29%
Effective tax rate	14.9%	14.9%	--
Combined ratio	81.8%	87.8%	
Annualised weighted return on average equity	23.3%	19.0%	

Operational highlights:

    - Successful start-up of Catlin UK, the Group's third operating platform
    - Strong growth of Corporate Direct and Corporate Reinsurance business
      segments (composed of Catlin Bermuda and Catlin UK), which combined
      accounted for 27% of consolidated gross premiums written
    - Successful start-up of offices in Germany and Australia
    - Development of online quotation engine allowing for single data entry
    - Hurricanes Charley and Frances not expected to have significant impact
      on Group's financial returns for full year

Commenting on the Group's interim results, Chief Executive Stephen Catlin said:

"We are pleased to announce record premium income and net income in our first
results statement as a listed company. All four of the Group's business segments

have performed well in the first six months of 2004. We are particularly pleased with the rapid development of Catlin UK and Catlin Bermuda.

"Premium rates increased by a weighted average of 2% during the first half of 2004, with much of this increase pertaining to business written in the early months of the year. Currently, we anticipate rates in 2005 will continue to offer the prospect of attractive returns.

"These interim results give us confidence that the Group will generate a superior return on equity for the full year. Whilst the impact of Hurricane Ivan is still uncertain, we expect that the second half of 2004 will continue to deliver strong profitability for Catlin."

This summary should be read in conjunction with the detailed results announcement which follows.
                              - ends -
For more information contact:
Media Relations:
James Burcke, Head of Communications   Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Liz Morley, Gavin Anderson & Company   Tel: +44 (0)20 7554 1400
E-mail: lmorley@gavinanderson.co.uk

Investor Relations:
William Spurgin, Head of Investor Relations   Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
E-mail: william.spurgin@catlin.com

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is a publicly listed, property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of $1.2 billion in 2003.

2. Attached are Catlin Group Limited's interim results statement and consolidated financial statements for the first six months of 2004. Catlin's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ('US GAAP'). The Group reports in US dollars.

3. Rate of exchange at 30 June 2004: £1 = US$1.81 (balance sheet);
£1 = US$1.82 (income statement).

4. The loss ratio is calculated as losses and loss expenses divided by net premiums earned. The expense ratio is calculated as total expenses, less Group financing costs and amortisation expense, divided by net premiums earned. The combined ratio is the aggregate of the loss ratio and expense ratio.

More to follow, for following part double-click [nRN1N9195C]

Print

REG-Catlin Group Limited Level-1 ADR
Released: 14/09/2004

RNS Number:9197C
Catlin Group Limited
14 September 2004

14 September 2004

CATLIN GROUP ESTABLISHES LEVEL-1
AMERICAN DEPOSITORY RECEIPT PROGRAMME

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange) today
announced the establishment of a Level-I American Depositary Receipt (ADR)
programme trading on the US Over-the-Counter (OTC) market.

Each Catlin ADR represents two Catlin common shares as traded on the London
Stock Exchange. The code for Catlin's ADR is 'CNGRY 'and its CUSIP number is
149188104.

The Bank of New York has been appointed as the depositary bank for the Level-I
ADR program.

Catlin already has a number of US shareholders, and the ADR programme is a
further step in raising the company's profile among US investors.

- ends -

For more information contact:

Media Relations:
James Burcke, Head of Communications   Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Liz Morley, Gavin Anderson & Company   Tel: +44 (0)20 7554 1400
E-mail: lmorley@gavinanderson.co.uk

Investor Relations:
William Spurgin, Head of Investor Relations   Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
E-mail: william.spurgin@catlin.com

Notes to editors:

1.   The Catlin Group, headquartered in Bermuda, is a publicly listed,
property/casualty insurer and reinsurer writing more than 30 classes of business
worldwide. Catlin wrote gross premiums of $1.2 billion in 2003.
Over its 20 year history, Catlin has demonstrated a forward looking approach to
business, including a realistic and flexible approach to underwriting cycles.
The Group has consistently produced superior financial results and offers
policyholders excellent financial security.

The Group's three underwriting platforms are:

- The Catlin Syndicate at Lloyd's (Syndicate 2003). Syndicate 2003, which
is entirely funded by Catlin, is the ninth largest syndicate at Lloyd's based on
2004 stamp capacity of £500 million ($895 million). The syndicate writes a wide
range of specialty property and casualty insurance and reinsurance.

- Catlin Bermuda (Catlin Insurance Company Ltd.). Catlin Bermuda, which
began underwriting in 2002, writes property and casualty treaty reinsurance,
structured risk and other coverages.

- Catlin UK (the UK Branch of Catlin Insurance Company Ltd.). Catlin UK, which began underwriting with effect from January 2004, underwrites property, general liability, professional indemnity, directors' and officers' liability and crime insurance for UK businesses on a stand-alone basis. It also writes other classes of business in parallel with the Catlin Syndicate.

Catlin has also established a network of international offices, aiming to work as closely as possible with brokers and their clients on a local level. Catlin has offices in the US (Houston and New Orleans), the UK (Glasgow, Leeds and Derby), Singapore, Malaysia, Germany and Australia. These offices act as liaisons with local clients and, in many cases, underwrite business on behalf of the Group's underwriting platforms.

Catlin shares are listed on the London Stock Exchange under the symbol 'CGL'. More information about the Catlin Group can be found at www.catlin.com.

2.   ADRs are commonly used to facilitate U.S. investors investing in foreign companies not listed in the United States. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank to issue ADRs.

Level-I ADRs may trade freely, just like any other security, in the US Over-the-Counter (OTC) market.

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCUOORRSORKAUR

REG-Catlin Group Limited Interim Results - Part 3
Released: 14/09/2004

RNS Number:9195C
Catlin Group Limited
Part 3 : For preceding part double-click [nRN1N9195C]

8.   Stockholders' Equity

The following is a detail of the number and par value of common shares
authorized, issued and outstanding as of June 30, 2004 and 2003:

2004

| | Authorized | | Issued and Outstanding | |
	Number of Shares '000	Par Value '$000	Number of Shares '000	Par Value '$000
Ordinary common shares, par value $0.01 per share	250,000	$2,500	154,072	$1,541
Total	250,000	$2,500	154,072	$1,541

2003

| | Authorized | | Issued and Outstanding | |
	Number of Shares '000	Par Value '$000	Number of Shares '000	Par Value '$000
Ordinary common shares, par value $0.0001 per share	300,000	$30	75,000	$7
Total	300,000	$30	75,000	$7

On July 4, 2002, the Company reorganized its existing share structure. This
involved the reclassification of all authorized and issued share capital into
65,000,000 Class A convertible preference shares and 75,000,000 ordinary common
shares. These were allocated to existing shareholders pro rata to their
shareholding immediately prior to the reorganization.

Following this reorganization, the Company undertook an exercise to raise
additional capital, which was completed during 2002. This involved issuing
457,000,000 Class B-1 preference shares to new investors and 25,000,000 Class
B-2 preference shares to Western General Insurance Ltd, the majority shareholder
prior to the capital raising.

All Class A and Class B preference shares were convertible into ordinary common
shares and were not redeemable. Each preference share was convertible into one
ordinary common share. Preference shares accrued a dividend of 6 percent per
annum compounding semi-annually and preference dividends were not taken in cash
but rather through an issue of new ordinary common shares.

The Company byelaws incorporated an adjustment mechanism whereby the share
capital of the Company would be adjusted, based on a formula relating to the
December 31, 2001 net asset value of the Group, as at December 31, 2003. Under

this formula, the holdings of Class A preference shareholders in Class A preference shares could be increased by up to 30 million shares and decreased by up to 50 million shares and their holdings in ordinary common shares could be decreased by up to 10 million shares. The adjustment resulted in a decrease of 50 million shares in issued and outstanding Class A preference shares and of 1 million shares in issued and outstanding ordinary common shares. This adjustment was reflected in the financial statements at December 31, 2003 through a reduction in the value of Class A preference shares and ordinary common shares and an equivalent increase in additional paid in capital.

On April 6, 2004, the Group completed its initial public offering ("IPO") and was admitted to the London Stock Exchange plc. Immediately prior to admission, certain changes to the Company's capital structure took place. Accrued dividends on preference shares were settled through the issuance of additional common shares and a small number of share options were exercised. All preference shares were then converted into common shares and were consolidated on a five-to-one basis, achieved through a 19-to-1 bonus issuance and a 100-to-1 share consolidation.

The Group raised $200 million ($182 million net of expenses) through the issuance of 31,180,000 new shares. In addition, as part of the IPO, existing shareholders sold a further 23,380,000 shares.

Following the capital changes and the IPO, the Company has 154,071,925 common shares issued and outstanding. To maintain economic equivalence, the warrants and stock options that were outstanding at the time of the IPO were also consolidated on a five-to-one basis and their exercise prices increased by a factor of five.

9.   Earnings per Share

Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year.

Diluted earnings per share is calculated by dividing the earnings attributable to all shareholders by the weighted average number of common shares in issue adjusted to assume conversion of all dilutive potential common shares. The company has the following potentially dilutive instruments outstanding during the periods presented:

(i)   Class A cumulative redeemable preference shares;
(ii)   Class B-1 cumulative redeemable preference shares;
(iii)   Class B-2 cumulative redeemable preference shares;
(iv)   Employee stock option plan; and
(v)   Warrants

Reconciliation of the earnings for the half year ended June 30, 2004 and 2003 used in the calculations are set out below:

	2004 $'000	2003 $'000
Net income attributable to stockholders	95,846	50,726
Less: preference dividends	-	(15,009)
Diluted earnings attributable to ordinary stockholders	95,846	35,717

Reconciliations of the number of shares as at June 30, 2004 and 2003 used in the calculations are set out below. Share numbers at June 30, 2003 have been restated for the effects of the 19-to-1 bonus issue and the 100-to-1 share consolidation that took place immediately prior to the IPO.

	2004 Number	2003 Number
Weighted average number of shares	80,676,699	15,000,000
Dilution effect of warrants	4,700,181	4,630,273
Dilution effect of stock options	1,457,517	1,430,499

Dilution effect of convertible participating preference shares		-	109,400,000
Dilution effect of accrued dividends on convertible participating preference shares, to be paid in common stock		-	2,850,948
Weighted average number of shares on a diluted basis		86,834,397	133,311,720

10. Subsequent Events

On August 10, the 364-day $100 million revolving facility with a one year term-out option, part of the Club Facility, was reduced to $50 million, the amount currently outstanding.

11. Reconciliation to UK GAAP

The Group's consolidated financial statements are prepared in accordance with US GAAP, which differs in certain respects from UK GAAP.

The following statements summarize the material adjustments, gross of their tax effect, which reconcile the net income attributable to group stockholders and the stockholders' equity under US GAAP to the amounts which would have been reported had UK GAAP been applied.

Net income		Six months ended June 30	
	Note	2004 $'000	2003 $'000
Net income under US GAAP		95,846	50,726
Adjustment for:			
Deferral of acquisition costs	(a)	-	(6,002)
Stop loss accounting	(b)	(10,811)	(6,133)
Goodwill amortization	(c)	(1,723)	(1,550)
Translation differences	(d)	2,535	953
Unrealized appreciation on investments	(e)	(7,822)	(1,044)
Taxation	(f)	2,915	7,068
Profit / (loss) after taxation under UK GAAP		80,940	44,018
Payment in kind dividend	(g)	-	(15,009)
Retained profit under UK GAAP		80,940	29,009

Stockholders' equity		At June 30	
	Note	2004 $'000	2003 $'000
Stockholders' equity under US GAAP		913,251	560,587
Adjustment for:			
Stop loss accounting	(b)	18,278	29,089
Goodwill amortization	(c)	(8,218)	(4,649)
Taxation	(f)	(5,484)	(8,449)
Stockholders' equity under UK GAAP		917,827	576,578

(a)   Under US GAAP, the Group's accounting policy for deferred acquisition costs ("DAC") defers only those costs directly associated with acquisition of policies, primarily commissions and other premium levies. Under UK GAAP, the Group applied a broader definition of DAC such that, in addition to costs deferred under US GAAP, certain other operating costs were deferred. The Group followed this approach under UK GAAP for all financial years up to and including 2002. From 2003 onwards, the Group's accounting treatment for DAC under UK GAAP was adjusted to be entirely consistent with its US GAAP treatment.

(b)   Under US GAAP, the whole account stop loss contract, purchased by

syndicate 2003 to protect underwriting years up to and including 2001, has been accounted for as a deposit due to its retroactive nature, in accordance with SFAS 113. As a result, the indemnity amount due under the contract is treated as a deferred gain to be released to income as recoveries are made from the reinsurer. Under UK GAAP, this contract has been accounted for as reinsurance and therefore the full indemnity amount has been recognized as a reinsurance recovery in 2001. No deferred gain is recognized in the UK GAAP balance sheet, resulting in a corresponding increase in stockholders' equity.

(c)   Under US GAAP, goodwill has not been amortized in accordance with the provisions of SFAS 142, starting with its implementation in 2002. Prior to 2002, goodwill was being amortized over 20 years. Under UK GAAP, this goodwill is amortized on a straight line basis over a period of 10 years. This results in US GAAP stockholders' equity exceeding that applicable under UK GAAP with effect from the 2002 year.

(d)   Translation differences on the translation of functional currency assets and liabilities into US dollars are recognized in other comprehensive income under US GAAP. Under UK GAAP, these items are reflected as part of the profit or loss for the financial year. While the different treatment of these items affects reported profit under UK GAAP, there is no effect on total stockholders' equity.

(e)   Unrealized appreciation/(depreciation) on investments is recognized in other comprehensive income under US GAAP. Under UK GAAP, this is reflected as part of the profit or loss for the financial year. While the different treatment of these items affects reported profit under UK GAAP, there is no effect on total stockholders' equity.

(f)   All of the reconciling items are presented before tax. This line item represents the tax effect of all of the reconciling items.

(g)   Under US GAAP, this dividend does not affect income or stockholders' equity, being paid as an issue of new capital. Under UK GAAP, the dividend is treated as an expense in the statement of operations, offset by a specific appropriation of stockholders' equity. Accordingly, there is no difference in total stockholders' equity between US and UK GAAP.

Independent Review Report to the Board of Directors and Shareholders of Catlin Group Limited

Introduction

We have been instructed by the Company to review the financial information which comprises the consolidated balance sheets, consolidated statements of operations, consolidated statements of changes in stockholders' equity and accumulated other comprehensive income, consolidated statements of cash flows as at 30 June 2004, comparative figures and associated notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying

analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom and United States Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

This report, including the conclusion, has been prepared for and only for the addressees for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers
Bermuda
13 September 2004

Notes:

a) The maintenance and integrity of the Catlin Group Limited web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Interim Report since it was initially presented on the web site.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

END
IR BXLLFZKBLBBE

RECEIVED
2004 SEP 27 P 12 07
OFFICE OF INTE...
CORPORATE FI...

REG-Catlin Group Limited Interim Results - Part 2
Released: 14/09/2004

RNS Number:9195C
Catlin Group Limited
Part 2 : For preceding part double-click [nRNSN9195C]

Financial Results

Catlin Group Limited produced record premium income and net income in its first
set of interim results as a listed company. These results reflect the Group's
commitment to underwriting profitability and demonstrate the potential of its
three-platform underwriting structure.

The Group's income before taxes increased 89% to US$112.6 million (30 June 2003:
US$59.6 million) for the first six months of 2004, while net income rose by a
similar percentage to US$95.8 million (30 June 2003: US$50.7 million). The
Group's annualised return on average equity for the six months rose to 23.3% (30
June 2003: 19.0%; 31 December 2003: 22.1%).

Gross premiums written increased by 25% during the first six months of 2004 to
US$935.3 million (30 June 2003: US$747.0 million). Net premiums earned rose by
54% to US$548.2 million (30 June 2003: US$356.3 million), partly driven by the
increase in gross premiums written during the first six months of 2004. It also
reflects the earning of the additional premium income written in 2002 and 2003
as a result of the increased capacity of the Catlin Syndicate at Lloyd's. The
rate of written premium growth is now slowing, and the rate of earned premium
growth experienced in the second half of 2003 will not be repeated in the second
half of 2004.

At 30 June 2004, unearned premiums on the Group's balance sheet amounted to
US$914.0 million (30 June 2003: US$710.0 million), an increase of 29% from the
previous year.

During the first six months of 2004, the Group's effective tax rate was 14.9%
(30 June 2003: 14.9%). Management believes that this is indicative of the likely
tax rate for the full year.

The Group's combined ratio for the first six months of 2004 improved to 81.8%
(30 June 2003: 87.8%), reflecting both the Group's focus on underwriting
profitability, the favourable underwriting conditions and the relatively benign
loss environment during the period.

Based on the share capital structure in place at the time of the Group's initial
public offering on 6 April 2004, pro forma net income per share amounted to 62
cents (30 June 2003: 41 cents). As at 30 June 2004, the number of common shares
in issue was 154.1 million (30 June 2003 pro forma: 122.9 million). Earnings per
share on a reported basis were US$1.19 (30 June 2003: $2.38). The reported
earnings per share reflect the change in capital structure at the time of the
initial public offering, including the conversion of preference shares to common
shares.

Dividend

The Board of Directors has declared an interim dividend of 4.3 pence per share,
which will be paid on 15 November 2004 to shareholders of record at the close of
business on 15 October 2004. The dividend is determined in dollars but declared
in sterling based on the prevailing exchange rate at 30 June 2004. Shareholders
may elect to receive their dividend in US dollars based on the prevailing
exchange rate at 22 October 2004. The latest date for receipt of forms of
election for payment of the dividend in US dollars is 15 October 2004.

Overview of Results and Operations

All segments of the business contributed to the Group's excellent performance in the first six months of 2004, with the growth in written premium recorded by the Corporate Direct and Corporate Reinsurance segments particularly strong. These segments, which comprise of the operations of Catlin UK and Catlin Bermuda, accounted for 27% of the Group's consolidated gross premiums in the first six months of 2004 (30 June 2003: 17%). Excluding intra-Group reinsurance transactions, gross premium written in the Corporate Direct and Corporate Reinsurance segments increased to US$197 million in the first six months of 2004 (30 June 2003: US$24 million).

The growth in the Corporate Direct segment was primarily due to the establishment of Catlin UK, which specialises in writing property, casualty and professional indemnity coverages for smaller to midsize UK commercial accounts. Also contributing to the segment's growth was the expansion of Catlin Bermuda's third party insurance underwriting, including the transfer in 2004 of a book of US medical malpractice business previously underwritten by the Catlin Syndicate.

The results of Catlin UK during its start-up phase have fully met our expectations. While it is already an important element of the Group, Catlin UK has potential for further development and growth. For example, an online quotation engine has recently been implemented which allows selected brokers to receive premium quotations rapidly over the internet. We expect the quotation engine to facilitate the underwriting of significant volumes of smaller premium business and provide the capability for single data entry. While the quotation engine is now only being used by Catlin UK for professional indemnity and directors' and officers' liability insurance, it has promising potential to be used for other classes of business written by all three Catlin underwriting platforms.

The gross premiums written in the Corporate Reinsurance segment also increased, though the overall growth in this segment was masked by a reduction in the amount of premiums ceded to Catlin Bermuda by the Catlin Syndicate due to the decision by Lloyd's to reduce the maximum level of qualifying quota share (QQS) reinsurance for all Lloyd's syndicates to 10% of premiums written from the prior 30%. Third-party gross premiums written by the Corporate Reinsurance segment (after elimination of intra-Group reinsurance transactions) increased by 268%, reflecting strong growth in the reinsurance business underwritten by Catlin Bermuda and Catlin UK.

Excellent results were produced by the Lloyd's Direct and Reinsurance segments, which comprise the operations of the Catlin Syndicate. The capacity of the Catlin Syndicate remains at £500 million (US$905 million) for the 2004 year of account, making the Catlin Syndicate one of the 10 largest at Lloyd's in terms of capacity.

Premium rates across all classes of business written by the Group rose by a weighted average of 2% during the first half of 2004. Rate increases were more substantial during the January renewal season than later in the first half. Overall, rate adequacy in all of the Group's business segments remains robust.

While trading conditions were favourable during the six month period, the Group also benefited from its distinctive and effective operating structure. The three underwriting platforms -- the Catlin Syndicate at Lloyd's, Catlin Bermuda and Catlin UK -- provide the Group with a structure that allows it to underwrite diverse books of business in three of the world's largest insurance marketplaces: Lloyd's, Bermuda and the UK company market. Unlike many other companies operating at Lloyd's, Catlin Group owns 100% of the capacity of its Lloyd's syndicate, which provides the Group with flexibility as to which platform is best suited to underwrite a particular account. The Group's Bermuda domicile provides additional flexibility, including tax and other financial benefits.

Catlin Germany in Cologne, which was established in late 2003, began underwriting cash in transit and other types of specie coverage on behalf of the Catlin Syndicate with effect from 1 January 2004, and has already produced new, quality business for the Syndicate. In addition, the Group established a representative office in Sydney, Australia, in early 2004. This modest start-up

operation is expected to lead to increased business for the Group from Australia and New Zealand.

The Group continued its conservative investment philosophy during the period. Assets are primarily invested in fixed maturities and cash and cash equivalents. The annualised investment return for the period was 1.7%.

The Group successfully completed its initial public offering of common shares on 6 April 2004 when Catlin Group shares began to trade unconditionally on the London Stock Exchange. The offering raised US$182 million net of expenses. Those funds are being used to support the Group's increased premium income and other initiatives. As a result of the funds raised in the IPO and retained earnings, the stockholders' equity of the Group increased to US$913.2 million at 30 June 2004 (30 June 2003: US$560.6 million).

Segmental Information

The Group's underwriting results by segment are presented prior to adjustments necessary to eliminate intra-Group reinsurance transactions on consolidation. Administrative and other expenses are managed on a Group basis and are allocated between segments based on net premiums earned.

During 2004 the Group changed its method of calculating its expense ratio to follow market practice more closely. Previously, all expenses were included in the calculation, whereas now Group financing costs and amortisation expense are excluded. Comparative figures are also presented on this revised basis.

Six months ended 30 June 2004

	Lloyd's Direct US$'000	Lloyd's Reinsurance US$'000	Corporate Direct US$'000	Corporate Reinsurance US$'000	Intra-group reinsurance eliminations US$'000	Total US$'000
Gross premiums written	557,725	180,561	116,105	139,661	(58,752)	935,300
Reinsurance premiums ceded	(149,539)	(22,527)	(24,941)	(1,703)	58,752	(139,958)
Net premiums written	408,186	158,034	91,164	137,958	-	795,342
Change in unearned premiums	(84,228)	(71,494)	(74,701)	(16,689)	-	(247,112)
Net premiums earned	323,958	86,540	16,463	121,269	-	548,230
Losses and loss expenses	(166,503)	(29,448)	(10,535)	(59,618)	-	(266,104)
Expenses	(126,842)	(26,726)	(7,195)	(25,726)	-	(186,489)
Net underwriting result	30,613	30,366	(1,267)	35,925	-	95,637
Loss ratio	51.4	34.0	64.0	49.2		48.5
Expense ratio	38.4	30.2	43.0	20.5		33.3
Combined ratio	89.8	64.2	107.0	69.7		81.8

Six months ended 30 June 2003

	Lloyd's	Lloyd's	Corporate	Corporate	Intra-group	Total

	Direct US$'000	Reinsurance US$'000	Direct US$'000	Reinsurance US$'000	eliminations US$'000	US$'000
Gross premiums written	528,379	194,878	1,744	126,178	(104,175)	747,004
Reinsurance premiums ceded	(156,177)	(37,436)	(104)	-	104,175	(89,542)
Net premiums written	372,202	157,442	1,640	126,178	-	657,462
Change in unearned premiums	(142,319)	(87,686)	(990)	(70,162)	-	(301,157)
Net premiums earned	229,883	69,756	650	56,016	-	356,305
Losses and loss expenses	(107,891)	(24,393)	(389)	(32,679)	-	(165,352)
Expenses	(112,648)	(29,395)	(86)	(8,934)	-	(151,063)
Net underwriting result	9,344	15,968	175	14,403	-	39,890
Loss ratio	46.9	35.0	59.9	58.3		46.4
Expense ratio	48.0	41.1	12.4	14.9		41.4
Combined ratio	94.9	76.1	72.3	73.2		87.8

Second quarter 2004 forecasts for Catlin Syndicate at Lloyd's

The forecasts relating to the 2002 and 2003 years of account of the Catlin Syndicate (Syndicate 2003), which is managed by Catlin Underwriting Agencies Limited, remain unchanged from those announced at the end of the first quarter.

The forecasts, which are set out below, are expressed as a percentage of capacity based on figures as at 30 June 2004:

Year of account	Capacity (£m)	Current forecast (%)	Previous forecast (%)
2002	£274.6	10.0% - 15.0%	10.0% - 15.0%
2003	£500.0	13.5% - 18.5%	13.5% - 18.5%

Outlook

We are encouraged by our operating results in the first six months of 2004. Barring a major catastrophe or other unforeseen event, this performance gives us confidence for a satisfactory outcome for the full year. While Hurricanes Charley and Frances caused considerable insured damage and loss of life in Florida within the past month, the combined impact of these two storms on the Group is currently estimated at US$40 million to $US60 million, net of reinsurance recoveries. This amount is within our planning assumptions and should not have a significant impact on the Group's expected financial returns for the full year. It is too early to assess with any degree of precision the impact of Hurricane Ivan, which is expected to reach the United States after the release of this statement. The net impact to the Group depends on the strength of the storm and its course, and we are assessing our loss scenarios on a continuous basis.

Our proven underwriting discipline, including our focus on underwriting for profit, combined with our realistic and flexible approach to managing underwriting cycles will benefit shareholders in the periods ahead.

Stephen Catlin
Chief Executive

Consolidated Balance Sheets
(US dollars in thousands, except share amounts)

	June 30 2004 (unaudited)	June 30 2003 (unaudited)	Dec 31 2003 (audited)
Assets			
Investments			
Fixed maturities, available-for-sale (amortized cost 2004: $1,080,859; June 2003: $198,171; Dec 2003: $750,051)	$1,079,129	$199,374	$755,905
Short-term investments	52,701	121,065	153,101
Cash and cash equivalents	579,261	686,470	325,667
Investment in associate	2,361	2,249	2,542
Total investments	1,713,452	1,009,158	1,237,215
Accrued investment income	10,408	3,405	9,281
Premiums and other receivables	720,518	552,208	472,706
Reinsurance recoverable (net of allowance of 2004: $10,588; June 2003: $9,151; Dec 2003: $9,097)	255,680	258,410	287,165
Deposit with reinsurer	60,606	94,470	94,470
Reinsurers' share of unearned premiums	96,252	85,370	38,287
Deferred acquisition costs	185,618	144,789	130,185
Intangible assets and goodwill (accumulated amortization 2004: $25,266; June 2003: $21,580; Dec 2003: $23,257)	69,374	66,447	70,531
Deferred tax asset	-	15,235	7,082
Other assets	81,400	35,336	45,542
Total assets	$3,193,308	$2,264,828	$2,392,464

	June 30 2004 (unaudited)	June 30 2003 (unaudited)	Dec 31 2003 (audited)
Liabilities and Stockholders' Equity			
Liabilities:			
Unpaid losses and loss expenses	$1,085,491	$758,279	$962,535
Unearned premiums	914,015	710,048	612,325
Deferred gain	19,418	29,089	29,089
Reinsurance payable	113,148	112,134	43,520
Deferred tax liability	6,707	-	-
Notes payable	50,359	50,358	50,107
Accounts payable and other liabilities	90,919	44,333	56,251
Total liabilities	$2,280,057	$1,704,241	$1,753,827

	June 30 2004	June 30 2003	Dec 31 2003
Stockholders' Equity:			
Preference shares			
Class A cumulative convertible preference shares, par value $0.0001 (June and Dec 2003: Authorized 110,000,000; Issued and outstanding 15,000,000)	-	$7	$2
Class B-1 cumulative convertible preference shares, par value $0.0001 (June and Dec 2003: Authorized 470,000,000; Issued and outstanding 457,000,000)	-	46	46

Class B-2 cumulative convertible preference shares, par value $0.0001 (June and Dec 2003: Authorized, issued and outstanding 25,000,000)	-	2	2
Common shares Ordinary common shares, par value $0.0001 (2003: Authorized 300,000,000; June 2003: issued and outstanding 75,000,000; Dec 2003: issued and outstanding 75,109,082)	-	7	8
Ordinary common shares, par value $0.01 Authorized 250,000,000; issued and outstanding 154,071,925	1,541	-	-
Additional paid-in capital	715,167	531,211	533,276
Accumulated other comprehensive (loss)	(6,012)	(1,108)	(1,406)
Retained earnings	202,555	30,422	106,709
Total stockholders' equity	913,251	560,587	638,637
Total liabilities and stockholders' equity	$3,193,308	$2,264,828	$2,392,464

Approved by the Board of Directors on September 13, 2004

Consolidated Statements of Operations (Unaudited)
For the Six Months ended June 30, 2004 and 2003
(US dollars in thousands, except share amounts)

	2004	2003
Revenues		
Gross premiums written	$935,300	$747,004
Reinsurance premiums ceded	(139,958)	(89,542)
Net premiums written	795,342	657,462
Change in unearned premiums	(247,112)	(301,157)
Net premiums earned	548,230	356,305
Net investment income	18,867	13,087
Net realized gains/(losses) on investments	1,223	(1,494)
Net realized (losses)/gains on foreign currency exchange	(3,160)	8,102
Other income	60	20
Total revenues	565,220	376,020
Expenses		
Losses and loss expenses	266,104	165,352
Policy acquisition costs	142,858	126,499
Administrative expenses	28,309	18,372
Other expenses	15,322	6,192
Total expenses	452,593	316,415
Income before income tax charge	112,627	59,605
Income tax charge	(16,781)	(8,879)
Net income	$95,846	$50,726
Earnings per common share		
Basic	$1.19	$2.38
Diluted	$1.10	$0.38

Consolidated Statements of Changes in Stockholders' Equity and Accumulated
Other Comprehensive Income (unaudited)
For the Six Months ended June 30, 2004 and 2003
(US dollars in thousands, except share amounts)

	Common Stock	Preference Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total Stockholde Equity
Balance January 1 2003	$7	$55	$530,304	$(20,304)	$(1,075)	$508,98˙
Comprehensive income: Net income	-	-	-	50,726	-	50,72(
Other comprehensive loss	-	-	-	-	(33)	(3:
Total comprehensive income	-	-	-	50,726	(33)	50,69:
Stock option scheme expense	-	-	907	-	-	90˙
Balance June 30, 2003	$7	$55	$531,211	$30,422	$(1,108)	$560,58˙
Balance January 1, 2004	$8	$50	$533,276	$106,709	$(1,406)	$638,63˙
Comprehensive income: Net income	-	-	-	95,846	-	95,84(
Other comprehensive loss	-	-	-	-	(4,606)	(4,60(
Total comprehensive income	-	-	-	95,846	(4,606)	91,24(
Payment of PIK dividend	4		(4)	-	-	·
Redesignation of preference shares	50	(50)	-	-	-	·
19-1 bonus issue	1,167	-	(1,167)	-	-	·
Global Offer	312	-	182,092	-	-	182,40·
Stock option scheme expense	-	-	970	-	-	97(
Balance June 30, 2004	$1,541	-	$715,167	$202,555	$(6,012)	$913,:

Consolidated Statements of Cash Flows (unaudited)
For the Six Months ended June 30, 2004 and 2003
(US dollars in thousands, except share amounts)

	2004	2003
Cash flows provided by operating activities		
Net income	95,846	50,726
Adjustments to reconcile net income to net cash provided by operations		
Amortization and depreciation	5,126	3,220
Amortization/accretion of discounts of fixed maturities	(955)	686
Net realized (gains)/losses on investments	(1,224)	1,495
Unpaid losses and loss expenses	112,902	39,976
Unearned premiums	296,655	316,679
Premiums and other receivables	(251,791)	(210,289)
Deferred acquisition costs	(54,290)	(76,557)
Reinsurance payable	65,970	41,255
Reinsurance recoverable	35,977	13,528
Deposit with reinsurer	33,864	14,730
Reinsurers' share of unearned premiums	(52,591)	(20,645)
Deferred gain	(10,811)	-
Accounts payable and other liabilities	35,210	3,873
Deferred tax asset/liability	3,048	13,606
Other	(14,953)	(5,500)
Net cash flows provided by operating activities	297,983	186,783
Cash flows used in investing activities		
Purchases of fixed maturities	(601,327)	(262,056)
Purchases of short-term investments	(494,193)	(63,484)
Proceeds from sales of fixed maturities	247,606	181,656
Proceeds from maturities of fixed maturities	26,346	29,721
Proceeds from sales of short-term investments	600,118	36,660
Purchase of intangible assets	(346)	-
Purchases of property and equipment	(6,893)	(3,283)
Proceeds from sales of property and equipment	1	-
Net cash flows used in investing activities	(228,688)	(80,786)

	2004	2003
Cash flows provided by financing activities		
Net proceeds from issuance of common shares	182,404	-
Proceeds from notes payable	-	50,571
Repayment of notes payable	-	(87)
Proceeds from short term debt	552	-
Repayments of short term debt	(119)	-
Net cash flows provided by financing activities	182,837	50,484
Net increase in cash and cash equivalents	252,132	156,481
Cash and cash equivalents - beginning of period	325,667	523,536
Foreign exchange difference	1,462	6,453
Cash and cash equivalents - end of period	$579,261	$686,470
Supplemental cash flow information		
Taxes paid	$105	$576
Interest paid	$298	$-

Notes to the Consolidated Financial Statements (unaudited)
For the Six Months ended June 30, 2004 and 2003
(US dollars in thousands, except share amounts)

1.   Basis of Preparation

The unaudited interim financial statements have been prepared in accordance with
the accounting policies set out in the consolidated financial statements for the
year ended December 31, 2003.

2.   Segmental Information

The Group organizes its business through four segments, with related supporting
service and holding companies, as follows: Lloyd's Direct and Lloyd's
Reinsurance; Corporate Direct and Corporate Reinsurance.

Net income before tax by operating segment before intra-Group reinsurance
eliminations for the half year ended June 30, 2004 is as follows:

	Lloyd's Direct $'000	Lloyd's Reinsurance $'000	Corporate Direct $'000	Corporate Reinsurance $'000	Intra-group eliminations $'000	Total $'000
Gross premiums written	557,725	180,561	116,105	139,661	(58,752)	935,300
Reinsurance premiums ceded	(149,539)	(22,527)	(24,941)	(1,703)	58,752	(139,958)
Net premiums written	408,186	158,034	91,164	137,958	-	795,342
Net premiums earned	323,958	86,540	16,463	121,269	-	548,230
Losses, loss expenses and profit commissions	(166,503)	(29,448)	(10,535)	(59,618)	-	(266,104)
Acquisition costs	(105,452)	(21,012)	(6,108)	(17,719)	7,433	(142,858)
Administration expenses	(16,728)	(4,469)	(850)	(6,262)	-	(28,309)
Other expenses	(4,662)	(1,245)	(237)	(1,745)	(7,433)	(15,322)
Net underwriting result	30,613	30,366	(1,267)	35,925	-	95,637
Other income and expenses:						
Net investment income and net realised gain/(loss) on investments	11,871	3,171	604	4,444	-	20,090
Net realised gains/(losses) on foreign currency exchange	(1,867)	(499)	(95)	(699)	-	(3,160)
Other income	35	9	3	13	-	60
Net income / (loss) before income taxes	40,652	33,047	(755)	39,683	-	112,627
Total revenue	333,997	89,221	16,975	125,027	-	565,220

Net income before tax by operating segment before intra-Group reinsurance eliminations for the half year ended June 30, 2003 is as follows:

	Lloyd's Direct $'000	Lloyd's Reinsurance $'000	Corporate Direct $'000	Corporate Reinsurance $'000	Intra-group eliminations	Total $'000
Gross premiums written	528,379	194,878	1,744	126,178	(104,175)	747,004
Reinsurance premiums ceded	(156,177)	(37,436)	(104)	-	104,175	(89,542)
Net premiums written	372,202	157,442	1,640	126,178	-	657,462
	=======	=======	=======	=======	=======	=======
Net premiums earned	229,883	69,756	650	56,016	-	356,305
Losses, loss expenses and profit commissions	(107,891)	(24,393)	(389)	(32,679)	-	(165,352)
Acquisition costs	(99,641)	(25,448)	(50)	(5,765)	4,405	(126,499)
Administration expenses	(11,854)	(3,597)	(33)	(2,888)	-	(18,372)
Other expenses	(1,153)	(350)	(3)	(281)	(4,405)	(6,192)
	-------	-------	-------	-------	-------	-------
Net underwriting result	9,344	15,968	175	14,403	-	39,890
Other income and expenses:						
Net investment income and net realised gain/(loss) on investments	7,481	2,269	21	1,822	-	11,593
Net realised gains/(losses) on foreign currency exchange	5,227	1,586	15	1,274	-	8,102
Other income	13	4	-	3	-	20
Net income / (loss) before income taxes	22,065	19,827	211	17,502	-	59,605
	=======	=======	=======	=======	=======	=======
Total revenue	242,604	73,615	686	59,115	-	376,020
	=======	=======	=======	=======	=======	=======

Total assets by segment at June 30, 2004 and 2003 are as follows:

	2004 $'000	2003 $'000
Lloyd's Direct	1,135,047	1,124,928
Lloyd's Reinsurance	252,693	171,099
Corporate Direct	80,670	785
Corporate Reinsurance	440,477	236,923
Other	1,853,224	1,046,287
Consolidation adjustments	(568,803)	(353,929)
	---------	---------
Total assets	3,193,308	2,226,093
	=========	=========

'Other' in the table above includes assets such as investments and cash and cash equivalents which are not allocated to individual segments.

3.   Investments

Fixed maturities
The fair values and amortized costs of fixed maturities at June 30, 2004 and
2003 are as follows:

| | 2004 | | 2003 | |
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
US government and agencies	$511,466	$510,603	$71,285	$71,291
Non-US governments	41,412	41,538	8,229	8,088
Corporate securities	273,679	275,397	38,836	38,192
Asset-backed securities	252,572	253,321	81,024	80,600
Total fixed maturities	$1,079,129	$1,080,859	$199,374	$198,171

The gross unrealized gains and losses related to fixed maturities at June 30,
2004 and 2003 are as follows:

| | 2004 | | 2003 | |
	Gross Unrealized Gains	Gross Unrealized Losses	Gross Unrealized Gains	Gross Unrealized Losses
US government and agencies	$2,970	$2,107	$444	$450
Non-US governments	16	142	154	13
Corporate securities	224	1,942	659	14
Asset-backed securities	129	878	494	71
Total fixed maturities	$3,339	$5,069	$1,751	$548

The net realized gains/(losses) on fixed maturities for the six months ended
June 2004 were $1,116 (2003: $(1,348)).

Fixed maturities at June 30, 2004, by contractual maturity, are shown below.
Expected maturities could differ from contractual maturities because borrowers
may have the right to call or prepay obligations, with or without call or
prepayment penalties.

	Fair Value	Amortized Cost
Due in one year or less	$188,267	$188,681
Due after one through five years	330,847	332,384
Due after five years through ten years	306,512	305,524
Due after ten years	931	949
Asset-backed securities	252,572	253,321
Total	$1,079,129	$1,080,859

Restricted Assets
The Group is required to maintain assets on deposit with various regulatory

authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Group also utilizes trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies, and generally take the place of Letter of Credit ("LOC") requirements. The total value of these restricted assets by category at June 30, 2004 and 2003 are as follows:

	2004	2003
Fixed maturities, available for sale	$445,409	$109,666
Short term investments	37,102	90,077
Cash and cash equivalents	126,462	100,726
Total restricted assets	$608,973	$300,469

The Group also has cash and short-term investments in segregated portfolios primarily to provide collateral or guarantees for LOCs as described in Note 6.

4.   Unpaid Losses and Loss Expenses

The Group establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves continues to be complex and imprecise, requiring the use of informed estimates and judgments. The Group's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group's results of operations in the period in which the estimates are changed. Management believe they have made a reasonable estimate of the level of reserves at June 30, 2004 and 2003.

The reconciliation of unpaid losses and loss expenses for the six months ended June 30, 2004 and 2003 is as follows:

	2004	2003
Gross unpaid losses and loss expenses, beginning of period	$962,535	$695,168
Reinsurance recoverable on loss and loss expenses	(242,187)	(214,174)
Net unpaid losses and loss expenses beginning of period	720,348	480,994
Incurred losses and loss expenses for claims related to:		
Current year	281,934	165,122
Prior years	(15,830)	230
Total incurred losses and loss expenses	266,104	165,352
Paid losses and loss expenses for claims related to:		
Current year	(22,385)	(5,543)
Prior years	(87,196)	(87,256)
Total paid losses and loss expenses	(109,581)	(92,799)
Foreign exchange adjustment	5,043	(4,480)
Net unpaid losses and loss expenses end of period	881,914	549,067
Reinsurance recoverable on loss and loss expenses	203,577	209,212
Gross unpaid losses and loss expenses, end of period	$1,085,491	$758,279

As a result of the changes in estimates of insured events in prior years, the half-year 2004 provision for losses and loss expenses net of reinsurance recoveries decreased by $15,830 (2003: increase of $230).

The Group's estimated gross loss for the September 11, 2001 event at June 30, 2004, is $133,468 (2003: $136,603). This estimate is based on extensive analysis of business written at contract level, using all available information, together with underwriters' judgments of the loss potential, and is subject to regular and ongoing review. The current estimate includes $1,200 (2003: $800) for claims-related fees and expenses, and although subrogation is being pursued for direct property losses, no allowance is reflected in these figures. The net loss at June 30, 2004 is estimated to be $23,934 (2003: $24,497) and reflects anticipated reinsurance recoveries based on a single event assumption.

5.   Reinsurance

The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

| | 2004 | | 2003 | |
	Premiums Written	Premiums Earned	Premiums Written	Premiums Earned
Direct	$673,830	$481,925	$530,123	$325,294
Assumed	261,470	147,705	216,881	95,846
Ceded	(139,958)	(81,400)	(89,542)	(64,835)
Net Premiums	$795,342	$548,230	$657,462	$356,305

The Group's provision for reinsurance recoverable as of June 30, 2004 and 2003 is as follows:

	2004	2003
Gross reinsurance recoverable	$266,268	$267,561
Provision for uncollectible balances	(10,588)	(9,151)
Net reinsurance recoverable	$255,680	$258,410

The Group holds collateral against certain reinsurance recoverable positions, totaling $60,606 (2003: $94,470).

6.   Notes Payable, Debt and Financing Arrangements

In November 2003, the Group entered into a $350 Million Letter of Credit/ Revolving Loan Facility (the "Club Facility"). The following was outstanding under the Club Facility as at June 30, 2004:

- Debt outstanding was $50 million, in the form of a 364-day $100 million revolving facility with a one year term-out option. It represents an unsecured loan to Catlin Group Limited; however, the facility is secured by cross guarantees of material subsidiaries. This debt bears interest at three-month Libor plus 85 basis points and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 12.5%, sufficient to repay the loan at any time. The undrawn portion of the facility costs 35 basis points per annum. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10 million. The Group has the option to convert all cash advances into a term loan with a final maturity date of no later than November 22, 2005.

- As security for its underwriting, CSL has deposited with Lloyd's a

(£101,750). In the event of the Group's failing to meet its obligations under policies of insurance written on its behalf, Lloyd's may draw down this letter of credit. This LOC became effective on November 24, 2003 and has an initial expiry date of December 31, 2008. Collateral of $45 million must be provided by June 30, 2005 and a further $30 million by June 30, 2006. This LOC costs 130 basis points on the unsecured component and 25 basis points on the secured. The unutilized portion of the LOC costs 50 basis points per annum.

- A second, 1-year $50 million Standby LOC facility is available for utilization by CICL. At June 30, 2004, $3,975 in LOC's were outstanding, of which $2,046 are issued by CICL Bermuda. Collateral of 112.5% of 50% of the face value of the utilised portion of the LOC issued by CICL Bermuda must be provided. This LOC facility costs 125 basis points on the unsecured component and 25 basis points on the secured. The unutilized portion of the LOC costs 35 basis points per annum.

7.   Taxation

Under current Bermuda law, the Company and its Bermuda subsidiary are not required to pay any taxes in Bermuda on their income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2016.

Income from the Group's operations at Lloyd's is subject to United Kingdom corporation taxes. Lloyd's is required to pay US income tax on US connected income ("US income") written by Lloyd's syndicates. Lloyd's has a closing agreement with the IRS whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the IRS. These amounts are then charged to the personal accounts of the Names and Corporate Members in proportion to their participation in the relevant syndicates. The Group's Corporate Members are also subject to this arrangement but, as UK domiciled companies, will receive UK corporation tax credits for any US income tax incurred up to the value of the equivalent UK corporation income tax charge on the US income.

The Group, through its US operations, is subject to income taxes imposed by US authorities and is required to file US tax returns. Certain international operations of the Group are also subject to income taxes imposed by the jurisdictions in which they operate.

The Group is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Group to change the way it operates or become subject to taxation.

The income tax provisions for the six months ended June 30, 2004 and 2003 are as follows:

	2004	2003
Current tax expense	$-	$6,188
Deferred tax expense/(benefit)	16,781	2,691
	--------	--------
Expense/(benefit) for income taxes	$16,781	$8,879
	========	========

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REG-Catlin Group Limited Holding(s) in Company
Released: 01/09/2004

```
RNS Number:4900C
Catlin Group Limited
01 September 2004
```

1 September 2004

                    HOLDING IN CATLIN GROUP LIMITED

Catlin Group Limited, on 31 August 2004, received notification that Deutsche
Asset Management Group Limited's total dispositive holding amounted to 8,921,774
shares (5.791%) as at the close of business on 26 August 2004.

                    This information is provided by RNS
          The company news service from the London Stock Exchange

END
HOLUASARSNRKRAR